UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No.13)(1)

Strategic Distribution, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

862701307

(CUSIP Number)

Jay E. Bothwick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 862701307

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William R. Berkley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 664,443

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 664,443

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 664,443

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.45%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”), filed on behalf of Mr. William R. Berkley (“Mr. Berkley”), relates to the Common Stock, par value $.10 per share (the “Common Stock”), of Strategic Distribution, Inc. (the “Company”), and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission (the “Commission”) on July 20, 1990 (the “Original 13D”), as amended and supplemented on each of January 9, 1991, August 5, 1992, January 8, 1993, December 8, 1993, January 21, 1994 and December 22, 1995, by Amendments No. 1, 2, 3, 4, 5 and 6, respectively, as further amended and restated pursuant to Item 101(a)(2)(ii) of Regulation S-T on June 7, 1996 by Amendment No. 7, and as further amended on January 10, 1997, February 20, 1997, December 9, 2000, January 30, 2002 and March 29, 2004 by Amendments No. 8, 9, 10, 11 and 12 respectively.

ITEM 4.                    Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

As previously reported in the Original 13D, and Amendments No. 1, 2, 3 and 7 thereto, Mr. Berkley acquired shares of the Company’s Common Stock (the “Shares”) in various transactions (each, a “Transaction”) based on his analysis of the financial merits of each Transaction.  At the time of the reporting of each Transaction, Mr. Berkley did not intend to acquire additional securities of the Company or to dispose of such securities.  Mr. Berkley intends over time to take any and all action available to him to realize the value that he believes is inherent in the Shares.  Such actions may include seeking to have the Company pursue an extraordinary transaction such as a sale or merger.

On November 16, 2006, Mr. Berkley submitted a non-binding letter to a Special Committee of the Board of Directors of the Company, pursuant to which he expressed an interest in acquiring, through an affiliate, all of the outstanding equity of the Company for a price per share of $8.30 in cash (the “Acquisition Proposal”).  The Acquisition Proposal contemplates that the transaction would be accomplished through a merger, to be approved by a majority of the outstanding shares of the Company, including approval by a majority of the outstanding shares owned other than by Mr. Berkley or his affiliates.  The cash purchase price for the outstanding Company shares would be financed from currently available resources.

The Acquisition Proposal also provides that the Company enter into an agreement to reimburse Mr. Berkley for his expenses, up to a maximum of $250,000, (including all legal and accounting expenses) incurred in connection with the proposed acquisition in the event that the Company thereafter determines not to pursue the Acquisition Proposal.

It is anticipated that the definitive documentation relating to the Acquisition (as defined below) would contain customary representations and warranties, pre-closing covenants and closing conditions for a transaction of this type, including obtaining requisite stockholder approval, receipt of any required regulatory consents or approvals, the absence of any material adverse change in the Company’s business, and the holders of not more than 10% of the outstanding shares seeking appraisal rights.

If consummated, the transactions contemplated by the Acquisition Proposal (the “Acquisition”) may have the effect of impeding the acquisition of control of the Company by any person other than Mr. Berkley.  Additionally, it is expected that, following the Acquisition, the Company would (i) request that the Common Stock be delisted from The Nasdaq National Market, and (ii) file a Form 15 terminating registration of the Common Stock pursuant to the Securities Exchange Act of 1934.

At the effective time of the Acquisition, it is expected that the certificate of incorporation and by-laws of the Company, each as in effect at that time, would be amended.  The Acquisition Proposal contemplates that the officers of the Company would remain with the Company following the Acquisition.

In the event that the Acquisition Proposal is rejected or the Acquisition is not consummated, Mr. Berkley may, depending upon his views of the Company’s business and financial prospects and general market conditions, purchase or dispose of securities of the Company at any time or from time to time.

ITEM 5.                    Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) Mr. Berkley may be deemed to be the beneficial owner of 664,443 shares of Common Stock, as determined under Rule 13d-3. Mr. Berkley holds directly 625,602 shares of Common Stock, 1,200 shares of which are subject to currently exercisable stock options, and may be deemed to hold indirectly 38,841 shares of Common Stock. The shares of Common Stock which may be indirectly owned are held by The Berkley Family Limited Partnership (as a general partner of The Berkley Family Limited Partnership, Mr. Berkley may be deemed to be the beneficial owner of such shares). Such 664,443 shares represent 22.45% of the 2,960,174 issued and outstanding shares, as represented by the Company in its Form 10-Q for the quarterly period ended September 30, 2006, of Common Stock.

(b) Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 625,602 shares of Common Stock which he holds directly (including 1,200 shares which may be acquired upon exercise of stock options). In addition, as a general partner of The Berkley Family Limited Partnership, Mr. Berkley may be deemed to have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 38,841 shares of Common Stock held directly by The Berkley Family Limited Partnership. The shares of Common Stock held by The Berkley Family Limited Partnership, when added to the shares owned directly by Mr. Berkley, total 664,443 shares of Common Stock over which Mr. Berkley has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition.

ITEM 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

As reported in Amendments No. 5 and 7, pursuant to a letter agreement, dated January 4, 1994, among Quota Fund NV - “Brahman,” Brahman Partners II, L.P., Genesis Capital Fund-Brahman, B-Y Partners, L.P. (collectively, the “Investors”), and Mr. Berkley (the “Investors Agreement”), and a letter agreement, dated January 4, 1994, between George E. Krauter and Mr. Berkley (the “Krauter Agreement”), Mr. Berkley granted the Investors and Mr. Krauter the right, subject to the terms and conditions contained in the Investors Agreement and the Krauter Agreement,  to sell a pro rata portion of the Common Stock owned by them in the event  Mr.  Berkley  sells any  Common  Stock  owned by him.  The provisions of the Investors Agreement and the Krauter Agreement do not apply to (i) transfers by Mr. Berkley to his wife, his children or to trusts established for the benefit of either Mr. Berkley, his wife or his children or (ii) transfers by Mr. Berkley aggregating not more than ten percent  (10%) of the shares of Common Stock outstanding on the date of the Investors Agreement and the Krauter Agreement in one or more transactions not involving any public offering or sale.  A copy of each of the Investors Agreement and the Krauter Agreement were previously filed as Exhibits 7 and 8, respectively, to Amendment No. 7 and are incorporated herein by reference.

The description of the Acquisition Proposal in Item 4 above is incorporated herein by reference.

ITEM 7.                    Material to be Filed as Exhibits.

The following document is filed as an Exhibit to this statement.

Exhibit No.	Description
1	Letter to the Special Committee of the Board of Directors of Strategic Distribution, Inc. dated November 16, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2006

/s/ William R. Berkley
Signature